Exhibit 99.3

SIXTH AMENDMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT

THIS SIXTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”) is entered into as of October 31, 2012, by and between SIGMATRON INTERNATIONAL, INC., a Delaware corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association (“Bank”).

RECITALS

WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Amended and Restated Credit Agreement between Borrower and Bank dated as of January 31, 2011 (as amended from time to time, the “Credit Agreement”);

WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the same to reflect said changes.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENTS

Borrower and Bank hereby agree that the Credit Agreement shall hereby be amended as follows:

1. Section 1.1(a) is hereby amended by deleting “September 30, 2013” and replacing it with “October 31, 2014.”

2. Section 4.9(a) is hereby amended by deleting “the amount of $50,330,531.00 less the charge to Tangible Net Worth incurred or to be incurred in connection with the acquisition transaction contemplated by the Spitfire Acquisition Agreement (as hereinafter defined), which charge shall not exceed the amount of $6,500,000.00” and replacing it with “$41,000,000 plus 50% of quarterly net profit after taxes plus 100% of any increases in equity or subordinated debt at each fiscal quarter end.”

3. Section 4.9(b) is hereby amended by deleting “1.5” and replacing it with “1.75.”

4. Section 4.9(c) is hereby amended by deleting “current maturity of long-term debt and capitalized lease payments” and replacing such text with “current maturity of long-term debt, capitalized lease payments, and contingent consideration.”

5. Section 4.9(d) is hereby amended by deleting the text of such section in its entirety and replacing it with the following:

Minimum Asset Coverage Ratio of 1.10x to 1.00 at each fiscal quarter end with “Asset Coverage Ratio” defined as the aggregate of 80% of gross accounts receivable plus 41.3% of Eligible Inventory (as defined below) divided by the outstanding aggregate principal balance of the credits subject to this Agreement. “Eligible Inventory” shall mean, at any time, all inventory of Borrower in which Bank has a first priority continuing perfected security interest, except inventory which is: (1) not owned by it free and clear of all security interests, encumbrances and liens, except in favor of Bank, and claims of persons or entities other than Bank, except to the extent any such claim has been waived in writing by the claimant in favor of Bank; (2) slow moving, obsolete, unsalable, damaged, defective, perishable, or unfit for further processing; (3) work in process; (4) subject to consignment or otherwise in the possession of another person or entity, unless otherwise agreed to by the Bank in writing; (5) in transit or located outside of the United States; (6) identified to be purchased under a contract under which it has received, or is entitled to receive, an advance payment; (7) determined by Bank to be ineligible due to licensing, intellectual property, or any applicable laws or regulations that would make it difficult to sell, lease or use such inventory; (8) comprised of samples, returns, rejected items, re-work items, non-standard items, odd-lots, or repossessed goods; (9) produced in violation of applicable laws or regulations, including the Fair Labor Standards Act of 1938, as amended, and the regulations and orders of the Department of Labor; and (10) otherwise determined ineligible by Bank; provided, however, that transportation and storage charges shall be excluded from amounts otherwise included in Eligible Inventory.

6. Section 5.2 is hereby amended by deleting “$4,500,000” and replacing it with “$6,000,000.”

ARTICLE II

COVENANTS AND AGREEMENTS

1. Borrower hereby agrees to cause, no later than sixty (60) days after the date hereof, the due execution and delivery to Bank of a duly authorized and executed stock pledge agreement pledging 65% of all of the issued stock in Digital Appliance Controls de Mexico, S.A. de C.V. (“Digital”), in form and substance satisfactory to Bank, along with the original stock certificates of Digital duly endorsed to reflect their being pledged to Bank, a copy of the stock registry book of Digital reflecting the entry therein of the pledge contemplated hereby to Bank, certified by a Mexican Notary Public, and one copy, certified by the Secretary of the Board of Directors of Digital, of the entry in the stock registry book of Digital by which it is stated that the pledge has been duly registered in said book, and such other documents and deliverables as Bank and Borrower shall agree.

2. Borrower hereby further agrees to cause each of (i) Standard Components de México, S.A., (ii) Wujiang SigmaTron Electronics Co., Ltd. and (iii) Spitfire Controls (Cayman) Co. Ltd. (each, a “Pledgor”) to fully cooperate with Bank in completing all filings, registrations and recordings (including in the share or stock register of such Pledgor) and by executing and delivering any and all other certificates, notices, confirmations or documents as Bank may request in its sole discretion to ensure, preserve and protect Bank’s first priority, perfected security interest in the collateral pledged by each Pledgor pursuant to a pledge agreement heretofore executed by such Pledgor.

ARTICLE III

GENERAL CLAUSES

1. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. Borrower and Bank hereby agree that this Amendment constitutes a Loan Document and that the term “Loan Document”, as defined in the Credit Agreement, shall be read and understood, wherever it appears in the Credit Agreement and in any other Loan Document, to include this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

2. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and the other Loan Documents and reaffirms all covenants set forth therein in each case as of the date hereof and as if the same had been set forth in full herein. Borrower further certifies that as of the date of this Amendment, there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

3. This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

4. This Amendment shall be governed by and construed in accordance with the laws of the State of Illinois, but giving effect to federal laws applicable to national banks.

5. In accordance with Section 7.3 of the Credit Agreement, Borrower shall pay to Bank all reasonable out-of-pocket payments, advances, charges, costs and expenses, including reasonable attorneys’ fees (to include reasonable outside counsel fees), expended or incurred by Bank in connection with the preparation of this Amendment and all other documents prepared in connection herewith.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

SIGMATRON INTERNATIONAL, INC.		WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Linda K. Frauendorfer	By:	/s/ Matthew P. Soper
Name: Linda K. Frauendorfer		Name: Matthew P. Soper
Title: CFO		Title: Vice President